CNIT Appoints New Chief Technology Officer

SHENZHEN, China, December 4, 2015 -- China Information Technology, Inc. (Nasdaq: CNIT), a leading provider of internet-based platforms, products and services in China, today said that its chief technology officer (CTO), Mr. Zhiyao Yu, has resigned from his position for personal reasons without disagreements with the company on its operations, policies and practices. Mr. Yu has been replaced, effective December 1, 2015, by the company’s chief product officer (CPO), Mr. Guangzeng Chen.

Mr. Chen will also continue as chief product officer of the company. Acting as both the CPO and CTO, Mr. Chen will be responsible for development of the company’s operating system, enhancement of its terminal mainboard technology, design of standardized hardware terminals, and research and development of the company’s cloud-based product offerings.

According to the company chairman and CEO, Mr. Jiang Huai Lin, the consolidation of the CPO and CTO positions in Mr. Chen will aid the company in “strengthening our ability to both develop and market the most technologically advanced cloud-based product portfolio to a wide range of customers in the new media, education, finance, government, and e-commerce sectors.”

Mr. Chen has over 10 years of experience in business operations and a strong background in research and development of IT products. He joined CNIT as vice president of research and development in March 2014, and was appointed as the company’s CPO in June 2015. For the prior three years, he served as project manager at CoolPad Group Limited, one of China’s leading smartphone companies. From 2004 to 2011 he headed R&D at VideoHome, a Taiwanese multimedia appliance manufacturer.

About China Information Technology, Inc.
China Information Technology is a leading Internet service company that makes advertising accessible and affordable for businesses of all sizes. CNIT provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement
This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com
or
Asia IR•PR
Jimmy Caplan, 512-329-9505
jimmy@asia-irpr.com
or
Media Relations:
Asia IR•PR
Rick Eisenberg, 212-496-6828
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